Life Magnetics, Inc. (the "Company) a Michigan C Corporation

Financial Statements

For the fiscal year 2023

Life Magnetics

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 U of M Credit Union	22,617.52
1005 Bank of Ann Arbor - closed (deleted)	1,245.93
1010 JP Morgan Chase Bank	411.58
Total Bank Accounts	**$24,275.03**
Accounts Receivable	
1200 Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
12000 Undeposited Funds	0.00
12100 Inventory Asset	18,791.00
Total Other Current Assets	**$18,791.00**
Total Current Assets	**$43,066.03**
Fixed Assets	
1300 Computer	3,543.94
1305 A/D Computer	-3,543.94
1310 Lab Equipment	29,336.08
1315 A/D Lab Equipment	-15,126.15
1320 Manufacturing Equipment	155,107.51
1325 A/D Equipment	-122,782.47
Total Fixed Assets	**$46,534.97**
Other Assets	
1400 Patent	59,064.00
1405 Accum. Amort - Patent	-23,810.74
Total Other Assets	**$35,253.26**
TOTAL ASSETS	**$124,854.26**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Account payable	7,541.68
Total Accounts Payable	**$7,541.68**
Credit Cards	
2010 Bank of America Credit Card	0.00

Life Magnetics

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$0.00**
Other Current Liabilities	
2200 Federal Withholding	3,335.66
2210 Fed/FICA refund taxes	-2,122.19
2300 State Withholding	1,437.44
2350 City Withholding	0.00
2400 Accrued unemployment	89.04
2499 Payroll Liabilities	0.00
Federal Taxes (941/943/944)	0.00
Federal Unemployment (940)	0.00
MI Income Tax	0.00
MI Unemployment Tax	0.00
Total 2499 Payroll Liabilities	**0.00**
2510 Accrued interest	4,300.00
2550 Accrued Federal taxes RD Credit	-12,940.16
2580 Employee payable	0.00
2605 Deferred comp - Shareholder	228,957.34
Direct Deposit Payable	0.00
Loans	
2600 Officer Loans- Kevin H	11,478.77
2610 Unpaid Wages	0.00
2611 Loan Payable-D Malizia	0.00
2612 Loan KH	30,000.00
Total Loans	**41,478.77**
Total Other Current Liabilities	**$264,535.90**
Total Current Liabilities	**$272,077.58**
Long-Term Liabilities	
2700 PPP Loan Payable	0.00
2710 Conv. Note - Invest Detroit	20,000.00
Total Long-Term Liabilities	**$20,000.00**
Total Liabilities	**$292,077.58**
Equity	
3100 Common Stock	295,657.19
3150 Preferred stock	1,102,634.00
3151 Series Seed D 2023-2024	75,000.00
Total 3150 Preferred stock	**1,177,634.00**
3900 Retained Earnings	-1,353,590.16
Net Income	-286,924.35
Total Equity	**$ -167,223.32**
TOTAL LIABILITIES AND EQUITY	**$124,854.26**

Life Magnetics

Profit and Loss

January - December 2023

	TOTAL
Income	
4000 Commerical Income	422.00
4100 Sales	1,988.13
49900 Uncategorized Income	30.01
Total Income	**$2,440.14**
Cost of Goods Sold	
5000 Direct Costs	
5010 Direct Wages	58,261.04
5020 Direct Materials and Supplies	17,794.21
5070 Direct Travel	1,267.62
5100 Shipping	23.20
Total 5000 Direct Costs	**77,346.07**
Total Cost of Goods Sold	**$77,346.07**
GROSS PROFIT	**$ -74,905.93**
Expenses	
6000 Indirect Costs	
6001 Payroll Expenses	
6010 Salaries & Wages	52,436.15
Salaries & Wages	25,461.66
Total 6010 Salaries & Wages	**77,897.81**
6015 Taxes and Benefits	
6015.01 Payroll Taxes	9,698.01
6015.02 Payroll Taxes2	3,736.71
6015.05 Health Insurance	1,339.34
6015.10 Workers Comp Insurance	281.71
6015.15 PTO & Holidays	0.00
6015.20 Dependent Care FSA	5,000.01
Total 6015 Taxes and Benefits	**20,055.78**
Total 6001 Payroll Expenses	**97,953.59**
6030 Depreciation	18,253.54
6100 Rent Lab	19,671.07
6190 Legal and Accounting	33,201.99
6200 Professional Services	15,222.00
6240 Office Supplies & Expenses	735.06
6600 E-mail, Data, and Web/Upkeep	1,624.82
6610 Promotional expenses (web, pr, trade shows)	13,670.14
6620 Computer Supplies	589.05
6630 Travel	571.70
6700 Auto expense	62.98
6710 Telephone	419.48
6720 Bank Service Charge	79.50

Life Magnetics

Profit and Loss

January - December 2023

	TOTAL
6790 Misc Expenses	433.82
Total 6000 Indirect Costs	**202,488.74**
7000 Indirect Unallowable Expenses	
7020 Amortization	3,063.70
7040 Dues, Fees and Licenses	175.02
7100 Interest Expenses	1,200.00
7160 Salaries - Sales	19,504.48
7200 Meals & Entertainment	1,716.48
Total 7000 Indirect Unallowable Expenses	**25,659.68**
Total Expenses	**$228,148.42**
NET OPERATING INCOME	$ -303,054.35
Other Income	
8000 Other Income	7,500.00
Total Other Income	**$7,500.00**
Other Expenses	
9000 Income taxes	-8,630.00
Total Other Expenses	**$ -8,630.00**
NET OTHER INCOME	$16,130.00
NET INCOME	$ -286,924.35

Life Magnetics

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-286,924.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts Receivable	0.00
12100 Inventory Asset	-9,320.00
2000 Account payable	7,541.68
2200 Federal Withholding	4,152.21
2210 Fed/FICA refund taxes	-2,122.19
2300 State Withholding	1,437.45
2400 Accrued unemployment	-60.80
2499 Payroll Liabilities	0.00
2510 Accrued interest	1,200.00
2550 Accrued Federal taxes RD Credit	-374.16
2580 Employee payable	0.01
2600 Loans:Officer Loans- Kevin H	-162.82
2610 Loans:Unpaid Wages	0.00
2612 Loans:Loan KH	30,000.00
2900 Officer Loan - Old (deleted)	16.31
Accounts Payable (deleted)	-6,410.00
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/943/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	0.00
Payroll Liabilities:MI Income Tax	0.00
Payroll Liabilities:MI Unemployment Tax	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**25,897.69**
Net cash provided by operating activities	**$ -261,026.66**
INVESTING ACTIVITIES	
1305 A/D Computer	354.38
1315 A/D Lab Equipment	5,683.70
1320 Manufacturing Equipment	0.00
1325 A/D Equipment	12,215.46
1400 Patent	-4,822.00
1405 Accum. Amort - Patent	3,063.70
Net cash provided by investing activities	**$16,495.24**
FINANCING ACTIVITIES	
3150 Preferred stock	0.00
3151 Preferred stock:Series Seed D 2023-2024	75,000.00
Net cash provided by financing activities	**$75,000.00**
NET CASH INCREASE FOR PERIOD	**$ -169,531.42**
Cash at beginning of period	193,806.45
CASH AT END OF PERIOD	**$24,275.03**

Preferred Stock

Life Magnetics

January 1-December 31, 2023

TRANSACTION DATE	CATEGORY/PRODUCT/SERVICE AMOUNT	BALANCE
Jul 2023 - Sep 2023		
09/25/2023	$75,000.00	$75,000.00
Total for Jul 2023 - Sep 2023	**$75,000.00**	
TOTAL	**$75,000.00**	

Life Magnetics, Inc.
Notes to the Financial Statements
For the fiscal year ended 2023
$USD

1. ORGANIZATION AND PURPOSE

Life Magnetics, Inc. (the "Company") is a C corporation organized under the laws of Michigan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.